Cleary Gottlieb Steen & Hamilton LLP	Freshfields Bruckhaus Deringer
Bank of China Tower	11th Floor
One Garden Road	Two Exchange Square
Hong Kong	Hong Kong

April 20, 2010

BY EDGAR AND HAND DELIVERY

Celeste M. Murphy, Esq.

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Hutchison Telecommunications International Limited Schedule 13E-3 Filed March 15, 2010 File No. 005-80343

Dear Ms. Murphy:

On behalf of Hutchison Telecommunications International Limited (“HTIL”), Hutchison Telecommunications Holdings Limited (the “Offeror”), and Hutchison Whampoa Limited (“HWL,” and, together with HTIL and the Offeror, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in a letter dated April 14, 2010 (the “Comment Letter”).  The factual information provided in response to the Staff’s comments has been supplied by the relevant Filing Person or Filing Persons, as appropriate, which is or are solely responsible for such information.  We note that, where the Staff’s comments relate to matters within the knowledge of any particular Filing Persons, the responses below are submitted on behalf of those Filing Persons.  For ease of reference, the text of each of the Staff’s comments from the Comment Letter is set forth in full in this letter in italics with the response immediately following each italicized comment.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Scheme Document, dated March 15, 2010 (the “Scheme Document”), filed as Exhibit (a)(3)(1) to the Schedule 13E-3 (as defined below) unless otherwise indicated.

The Filing Persons are filing today an amendment to their Schedule 13E-3, initially filed on March 15, 2010 (the “Schedule 13E-3”), containing the revisions described in this letter and other changes.  For your convenience, a courtesy copy of today’s amendment is enclosed.

General

1.                                      We note that HTIL’s officers and directors will continue in their roles after the going-private transaction.  The staff has consistently taken the position that members of senior management of an issuer that is going private are affiliates of that issuer.  It appears, based on the facts and circumstances, that your officers and directors are engaged in the transaction and have incurred a Schedule 13E-3 filing obligation separate from that of the issuer.  Further, it appears that Cheung Kong (Holdings) Limited and LI Ka-shing should also be listed as filing persons based on their control relationship with the issuer.  Please include each member as a filing person on the Schedule 13E-3 or explain why each person should not be so included.  See the Division of Corporation Finance’s Compliance & Disclosure Interpretation 201.05, available at http://www.sec.gov/divisions/corfin/guidance/13e-3-interps.htm.  Also, tell us the percentage beneficial ownership that Mr. Ka-shing [sic] holds, directly and indirectly, in Cheung Kong (Holdings) Limited.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, you will need to revise the disclosure to include all of the information required by each item of Schedule 13E-3 and its instructions for any filing person added in response to this comment.  For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

We respectfully advise the Staff that the Filing Persons considered the issue of whether HTIL’s officers and directors, Cheung Kong (Holdings) Limited or Mr. Li Ka-shing should be filing persons for the Schedule 13E-3 and concluded that none of such persons or entity is “engaged” in the pending going-private transaction within the meaning of Rule 13e-3, and therefore none of such persons and entity should be a filing person for the purposes of the Schedule 13E-3.  The Filing Persons respectfully submit that the Offeror and HWL are the only affiliates of HTIL that are “engaged” in the going-private transaction within the meaning of Rule 13e-3.

As noted in Section 201.05 of the Compliance & Disclosure Interpretation issued by the SEC’s Division of Corporation Finance on January 26, 2009, whether a particular affiliate of an issuer is “engaged” in a “going private” transaction depends on all of the relevant facts and circumstances of the transaction.  Accordingly, it is not always the case that all affiliates of a company engaged in a going private transaction are themselves engaged in the transaction for purpose of Rule 13e-3.  The Filing Persons respectfully submit that the present fact pattern presents a compelling case that none of HTIL’s officers and directors, Cheung Kong (Holdings) Limited and Mr. Li Ka-shing is so engaged.

HTIL Officers and Directors

The Filing Persons respectfully submit that none of the officers and directors of HTIL is engaged in the going private transaction in a manner requiring them individually to comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and Schedule 13E-3.  We do not believe that all of the officers and directors of corporate entities that are the subject of going private transactions are, solely as a result of their status as such officers or directors, themselves engaged in the transaction.

Three of the non-executive (i.e., “outside”) directors of HTIL are also directors and/or officers of HWL (and two of these three directors are also directors of the Offeror).  Apart from these three directors, the remaining officers and directors of HTIL have been involved in the transaction solely in their capacity as officers or directors of HTIL, performing corporate functions required of them, but not voluntarily undertaking any steps to effect the transaction and not participating in any personal capacity.  The proposed privatization is being implemented by way of a scheme of arrangement under the Companies Law of the Cayman Islands, which is subject to approval both by the shareholders of HTIL and a Cayman Islands court.  The scheme of arrangement was proposed by the Offeror, a wholly-owned subsidiary of HWL.  Upon this action by the Offeror, under the Code on Takeovers and Mergers of Hong Kong (the “Takeovers Code”), HTIL became required to present the scheme to its shareholders for approval and to take the steps HTIL is taking to facilitate the consideration of the proposal by its shareholders.  HTIL did not independently determine to proceed with the scheme and none of its officers and directors (other than the three non-executive directors who also are directors and/or officers of HWL) was individually responsible for the decision to proceed.  Moreover, HTIL has not entered into any agreement with the Offeror or HWL as to the proposed privatization, and HTIL’s directors and officers (other than the three non-executive directors by virtue of their directorships in HWL and/or the Offeror) had no involvement in the decision by the Offeror or HWL to proceed with this transaction.  HTIL’s officers and directors have necessarily been involved in the process of ensuring that HTIL satisfies its obligations under the Takeovers Code and applicable law, but solely in their capacity as officers and directors of HTIL and solely in a reactive posture.

As described in further detail below, the three non-executive directors of HTIL who are also members of senior management of HWL (and/or the Offeror) have been involved in the discussion and planning of the transaction, but solely in their capacity as officers or directors of HWL (and/or the Offeror).

As disclosed in the Scheme Document, some of the directors and officers of HTIL currently hold a small amount of equity or options in HTIL (in total, less than 1.0%).  If the privatization is approved and becomes effective, any HTIL officer and director who owns shares or holds options and accepts the option proposal will receive the same consideration for such shares as paid to other shareholders or for cancellation of such options as paid to other option holders.  Following the privatization, no HTIL officer or director will own any shares or share options of HTIL since all outstanding shares and share options, other than those HTIL shares held by HWL or its subsidiaries, will be cancelled in the privatization.

Consequently, the Filing Persons respectfully submit that none of the officers or directors of HTIL has a personal interest in the transaction sufficient to render him or her “engaged” in the transaction for purposes of Rule 13e-3.

Cheung Kong (Holdings) Limited and Mr. Li Ka-shing

The Filing Persons respectfully submit that neither Cheung Kong (Holdings) Limited (“CKH”) nor Mr. Li Ka-shing has been or is engaged in the going private transaction in a manner requiring it or him to comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and Schedule 13E-3.

The Offeror is a wholly-owned subsidiary of HWL, a well-established company which, together with its subsidiaries, has substantial operations and assets.  For 2009, HWL reported total assets of over HK$691 billion (US$89 billion) and consolidated annual revenue of approximately HK$209 billion (US$27 billion).  As at March 31, 2010, HWL had a market capitalization of approximately HK$242 billion (US$31 billion).  As at December 31, 2009, HWL (together with its subsidiaries) had operations in 54 countries and approximately 220,000 employees worldwide and is among the largest companies listed on the main board of the Hong Kong Stock Exchange.  The HWL group regularly engages in a variety of significant acquisition, capital markets and financing transactions.

The concept of the proposed HTIL privatization and the subsequent discussions and analyses regarding the price and other material terms leading to the recommendations to the board of directors of HWL for approval originated with and were undertaken collectively by members of senior management and certain executive directors of HWL.  The formal decision to engage in the going private transaction through the Offeror was later made by the full board of directors of HWL.  Mr. Li has not participated in the privatization process other than in his capacity as the Chairman of HWL.

Furthermore, the decision by HWL to undertake the going private transaction was made independently of CKH, and CKH did not direct or participate in the decision by HWL to undertake the proposed privatization.  Approval of the transaction by CKH (or any other shareholder of HWL) is not required, and no such approval has been sought or given.  In addition, the consideration for the HTIL shares will be paid by the Offeror and funded from internal sources of the HWL group (other than the HTIL group).

As disclosed in the Scheme Document, both CKH and Mr. Li indirectly own or control shares in HTIL, apart from the HTIL shares owned directly or indirectly by HWL.  Under the Takeovers Code, the entities through which CKH and Mr. Li indirectly own or control HTIL shares are required to abstain from voting at the shareholder meeting required by Cayman Islands law to approve the proposed privatization.  If the privatization is approved and becomes effective, the entities owned or controlled by CKH and Mr. Li will receive the same consideration for each HTIL share as paid to other shareholders.  Following the privatization, neither CKH nor Mr. Li will own any shares of HTIL since all outstanding shares, other than those held by HWL or its subsidiaries, will be cancelled in the privatization.

Consequently, the Filing Persons respectfully submit that neither CKH nor Mr. Li has an interest in the transaction sufficient to render it or him “engaged” in the transaction for purposes of Rule 13e-3.  However, while the Filing Persons respectfully submit that neither CKH nor Mr. Li is engaged in the transaction and required to be a filing person for purposes of the Schedule 13E-3, the Filing Persons note that the Schedule 13E-3 previously filed by the Filing Persons does contain the disclosure regarding CKH and Mr. Li required by General Instruction C to Schedule 13E-3 in view of CKH’s relationship as a controlling shareholder of HWL and Mr. Li’s role as the Chairman of HWL.

In view of the conclusion that Mr. Li is not required to be a filing person on the Schedule 13E-3, the Filing Persons respectfully submit that the percentage of Mr. Li’s beneficial ownership of CKH is not material.  Nevertheless, the Filing Persons supplementally advise the Staff that, according to the latest disclosure of interests filing by Mr. Li with the Hong Kong Stock Exchange made on April 15, 2010, Mr. Li had a long position (as calculated in accordance with Hong Kong disclosure requirements) in respect of 973,156,744 shares of CKH, representing approximately 42.01% of the total number of issued shares of CKH.

Exhibit Number (a)(3)(l) — Scheme Document

General

2.                                      Please revise your scheme document so that your summary term sheet begins on the first or second page of the disclosure document, as required by Instruction 2 to Item 1001 of Regulation M-A.  In particular, we note that your current presentation begins with an “Actions To Be Taken” section, which we believe is difficult for investors to comprehend without a general introduction of the transaction and its material terms.  Also, tell us whether you have considered including a definition of the most commonly used defined terms in the cover letter or summary.

Because HTIL is a foreign private issuer listed in both Hong Kong and the United States (Hong Kong is by far the dominant trading market), the transaction is subject to the regulatory requirements of both jurisdictions, and the structure of the Scheme Document follows the approach taken by other dual-listed companies in Hong Kong in the past to meet the requirements of both jurisdictions for going private transactions.  In accordance with market practice in Hong Kong, the “inside cover” pages of the Scheme Document (which use roman numbering to denote their preliminary nature) include an “Actions To Be Taken” section and an “Important Notices” section.  In order to comply with U.S. rules, the main body of the Scheme Document begins on page 1 with the summary term sheet, and each page of that section of the document includes a heading in large type entitled “PART I — SUMMARY TERM SHEET”.

The Filing Persons did consider including definitions of the most commonly used defined terms in the “Summary Term Sheet” section.  However, given the number and length of these defined terms, and in order to keep the summary term sheet as short as possible, the Filing Persons chose instead to include at the top of the first page of the summary term sheet a cross-reference to the “Definitions” section that appears later in Appendix VIII of the Scheme Document.

3.                                      Please update your disclosure as necessary.  We note in this respect that the various documents appear to include the final intended action dates (i.e., the voting instruction card includes a deadline of May 4, 2010); please tell us whether you have already mailed these documents and how you have complied with General Instruction D to Schedule 13E-3.

The Filing Persons confirm that the amendment to the Schedule 13E-3 being filed today contains all updates to the disclosure in the Schedule 13E-3 that the Filing Persons believe are necessary.

The Filing Persons have been advised that the Scheme Document (together with the share proxy forms or the HTIL ADS voting instruction cards, as appropriate) were mailed to HTIL shareholders and HTIL ADS holders on or before March 16, 2010.  The Filing Persons have complied with General Instruction D to Schedule 13E-3 by filing the Schedule 13E-3, including exhibits thereto, with the SEC on March 15, 2010, which is more than 30 days prior to the date of the shareholder meeting that will vote on the transaction and the expected effective date of the transaction.

4.                                      The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section.  See Rule 13e-3(e)(1)(ii).  Please revise to include your “Special Factors” section in the beginning of the document.

In accordance with market practice in Hong Kong, the Scheme Document places the “Letter from the HTIL Board”, the “Letter from the HTIL Independent Board Committee” and the “Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” at the front of the Scheme Document, but after the summary term sheet and the US-style Q&A section.  In order to comply with both Hong Kong and US rules and market practices, and consistent with the approach taken by other dual-listed companies in the past, the “US Special Factors” section appears in the first available section of the Scheme Document after these letters, and before Part VIII of the Scheme Document, which contains the comparable disclosure by the Filing Persons that is required under Hong Kong and Cayman Islands rules.

The “US Special Factors” section appears in the front third of the Scheme Document, and each page of that section of the document includes a heading in large type entitled “US SPECIAL FACTORS” so as to be easily identified by US Scheme Shareholders.  Furthermore, the second paragraph of the summary term sheet on page 1 of the Scheme Document includes a specific reference for US Scheme Shareholders to the “US Special Factors” section.  Finally, US Scheme Shareholders were also advised in the section entitled “Important Notices — Information for US Scheme Shareholders (including HTIL ADS Holders)” on page vii of the Scheme Document that “US investors should be aware that this Scheme Document has been prepared in accordance with a Hong Kong format and style, which may differ from the US format and style.”

The Filing Persons respectfully submit that highlighting the “US Special Factors” section in this manner, including placing it early in the overall document, under these circumstances constitutes prominent disclosure that satisfies the requirements of Rule 13e-3(e)(1)(ii).

Part I — Summary Term Sheet, page 1

5.                                      We note in the second bulleted paragraph titled “Payment” that the Cancellation Price paid to HTIL ADS Holders will be “net of applicable fees, charges and expenses of the HTIL ADS Depositary[.]”  We also note that HTIL ADS Holders will be required to pay the HTIL ADS Depositary a cancellation fee of US$5.00 per 100 HTIL ADSs cancelled in connection with the cancellation of their HTIL ADSs and distribution of the proceeds received by the HTIL ADS Depositary.  Please revise here and elsewhere in your document to disclose to HTIL ADS Holders an estimate of how much these fees and expenses will be.  Further, please disclose the net Cancellation Price paid to HTIL ADS Holders after deducting these estimated fees and expenses.  Also, to the extent materially different, incorporate this net Cancellation Price into the percentage premium disclosures in the subsection titled “How do the Proposals compare with recent prices of HTIL Shares” beginning on page 8.

The HTIL ADS Depositary has advised that there will not be any fees, charges and expenses of the HTIL ADS Depositary in connection with the cancellation of the HTIL ADSs and distribution of the proceeds received by the HTIL ADS Depositary other than the cancellation fee of US$5.00 per 100 HTIL ADSs cancelled.  Accordingly, after deducting the cancellation fee, the net Cancellation Price to be paid to HTIL ADS Holders is equivalent to approximately US$4.20 per HTIL ADS (based on the exchange rate disclosed in the Scheme Document for illustrative purposes only).

The Filing Persons believe the difference between the Cancellation Price and the net Cancellation Price is not material (being approximately 1% of the Cancellation Price), and that it is not necessary to incorporate the net Cancellation Price into the percentage premium disclosures in the subsection titled “How do the Proposals compare with recent prices of HTIL Shares” beginning on page 8 of the Scheme Document.  In response to the Staff’s comment, the Filing Persons have revised the disclosure with respect to the fees, charges and expenses of the HTIL ADS Depositary in Items 1 and 15 of the amendment to the Schedule 13E-3 being filed with the SEC today as follows:

By replacing the second bullet point under the heading “Payment” in Part I of the Scheme Document under the caption “Summary Term Sheet” on page 1 of the Scheme Document with the following:

Payment: Pursuant to the Share Proposal, all Scheme Shares (including all Scheme Shares underlying the HTIL ADSs) will be cancelled in exchange for HK$2.20 in cash for each Scheme Share.  Entitlement to payment will be determined with reference to holdings as at the Record Date.  Each HTIL ADS represents 15 HTIL Shares and, accordingly, upon the Scheme becoming effective, HTIL ADS Holders will for each HTIL ADS receive the US dollar equivalent of 15 times the Cancellation Price of HK$2.20.  This sum will be paid by the HTIL ADS Depositary to HTIL ADS Holders net of the cancellation fee of the HTIL ADS Depositary of US$5.00 per 100 HTIL ADSs cancelled, governmental charges and any taxes withheld.

The Cancellation Price is equivalent to approximately US$4.25 per HTIL ADS.  After deducting the cancellation fee of the HTIL ADS Depositary, the net Cancellation Price to be paid to HTIL ADS Holders is equivalent to approximately US$4.20 per HTIL ADS.  Such US dollar amounts are calculated at the exchange rate of US$1.00 to HK$7.7593 reported by Bloomberg as at 12:00 noon in Hong Kong on the Latest Practicable Date.  Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only. See “Part VIII — Explanatory Memorandum — 15. Registration and Payment”.

By revising the fifth paragraph under the heading “Action To Be Taken by HTIL ADS Holders” under the caption “Actions To Be Taken” on page iv of the Scheme Document to add the following sentence at the end of the paragraph:

The HTIL ADS Depositary has advised that the only fees, charges and expenses of the HTIL ADS Depositary in connection with the cancellation of the HTIL ADSs and distribution of the proceeds received by the HTIL ADS Depositary will be the cancellation fee of US$5.00 per 100 HTIL ADSs cancelled.

By replacing the sixth paragraph in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 17.  Information for HTIL ADS Holders” on page 152 of the Scheme Document with the following:

Each HTIL ADS represents 15 HTIL Shares and, accordingly, upon the Scheme becoming effective, HTIL ADS Holders as at the Record Date will for each HTIL ADS receive the US dollar equivalent of 15 times the Cancellation Price of HK$2.20.  This sum will be paid by the HTIL ADS Depositary to HTIL ADS Holders net of the cancellation fee of the HTIL ADS Depositary of US$5.00 per 100 HTIL ADSs cancelled, governmental charges and any taxes withheld.  The Cancellation Price is equivalent to approximately US$4.25 per HTIL ADS.  After deducting the cancellation fee of the HTIL ADS Depositary, the net Cancellation Price to be paid to HTIL ADS Holders is equivalent to approximately US$4.20 per HTIL ADS.  Such US dollar amounts are calculated at the exchange rate of US$1.00 to HK$7.7593 reported by Bloomberg as at 12:00 noon in Hong Kong on the Latest Practicable Date.  Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only.

By replacing the last sentence of the seventh paragraph in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 17.  Information for HTIL ADS Holders” on page 153 of the Scheme Document with the following:

The HTIL ADS Holders will receive their pro rata portion of the consideration from the HTIL ADS Depositary net of the cancellation fee of the HTIL ADS Depositary, governmental charges and any taxes withheld.

Part VI — Letter from the Independent Financial Adviser..., page 38

7.  Historical market price and liquidity of HTIL Shares and HTIL ADSs

6.                                      We note that Somerley’s letter includes a discussion of the trading price of HTHKH shares and the combined trading prices of HTIL and HTHKH subsequent to the spin-off.  Please include disclosure noting the distinction between the trading prices of HTHKH on the Hong Kong Stock Exchange and the trading prices of the unlisted HTHKH ADSs in the U.S.  Also, include corresponding disclosure relating to the recent trading prices of HTHKH ADSs.

HTIL respectfully submits that the trading price of HTHKH ADSs should not be disclosed in the Schedule 13E-3 because neither the HTIL Independent Board Committee nor Somerley considered such information in its evaluation and determination of fairness with respect to the transaction.  Somerley has confirmed that it did not consider the distinction of the trading price between the HTHKH shares and the trading prices of the unlisted HTHKH ADSs in the United States in its analyses included in the Somerley presentation (filed as exhibit (c)(2) to Schedule 13E-3) and in its opinion letter to the HTIL Independent Board Committee (included on pages 38 to 74 of the Scheme Document).  HTIL notes that the limited discussion of the trading price of HTHKH shares and the combined trading prices of HTIL and HTHKH during the period from May 8, 2009 to May 31, 2009 was included in Somerley’s opinion letter as background due diligence and analysis performed by Somerley but that such information did not form the basis of the conclusions and recommendations of Somerley.

8.  Comparison with Comparable Transactions and Comparable Companies, page 66

7.                                      Please tell us, with a view toward revised disclosure, why the list of comparable companies on page 67 does not include XL Axiata Tbk, which is included on page 16 of the Somerley presentation filed as exhibit (c)(2) to Schedule 13E-3.  Also, explain to us how this analysis supports Somerley’s ultimate opinion.

HTIL advises that Somerley established criteria that it considered material for purposes of conducting a comparison of this transaction to comparable transactions and comparable companies.  As noted in the Scheme Document on page 66, Somerley “reviewed companies principally engaged in mobile telecommunications services which are listed in Asia Pacific emerging markets with a market capitalization of between HK$5 billion and HK$25 billion” given the market capitalization of HTIL of approximately HK$10.6 billion.  The market capitalization of XL Axiata Tbk fell within Somerley’s criteria in selecting the comparable companies on the date the Somerley presentation was prepared.  However, the market capitalization of XL Axiata Tbk subsequently increased to exceed the upper limit of Somerley’s selection criteria as of the date of the Letter from the Independent Financial Adviser to the HTIL Independent Board Committee.  As a result, XL Axiata Tbk was not included as a comparable company in Somerley’s opinion letter.

Somerley has indicated to HTIL that the purpose of including the comparable company analysis was to illustrate the background research conducted by Somerley, notwithstanding that Somerley was unable to draw specific conclusions from such research.  As disclosed on page 68 of the Scheme Document, Somerley found it difficult to identify an appropriate basis to compare the remaining businesses of HTIL with the comparable companies, all of which had significantly more mature operations and were making substantial profits.

9.  Comparison with privatisation precedents in Hong Kong, page 68

8.                                      In analyzing precedent privatization transactions, please disclose whether or not the HTIL Independent Board Committee analyzed and considered the premium/discount of the offer/cancellation price over/(to) the average net asset value per share in such comparable transactions.  If not, explain why.  In this regard, we note that Somerley’s letter does not include analysis related to the premium to net book value in such transactions.

The HTIL Independent Board Committee, after deliberation, rejected the idea of comparing the premium/discount of the offer/cancellation price over/(to) the average net asset value per share for comparable transactions against the Proposals on the basis that obtaining the data for a meaningful comparison would be impractical, if not impossible, given the emerging market nature of the HTIL group’s remaining assets, the privatization precedents consisting of companies at different, more mature, stages of development and the difficulty in obtaining information on comparable companies that remain largely unlisted.

Somerley has confirmed to HTIL that it did not consider average net asset value per share to be a useful metric in comparing the proposed HTIL privatization with privatization precedents in Hong Kong.  The companies involved in the privatization precedents reviewed by Somerley are engaged in a variety of industry sectors where the appropriate valuation basis varies from assets backing, cashflows and earnings-based to other metrics.  As a result, there is not, in Somerley’s view, a consistent pattern of relationship between book value and offer price.  As a result, Somerley does not consider the comparison of the premia of the offer prices over book values of the privatization precedents a material factor in assessing the fairness and reasonableness of the cancellation price.  However, Somerley considered that market price could reflect different methods of valuing individual shares.  Accordingly, in the context of a privatization proposal, Somerley considered that comparison against share price a reasonable approach to support the conclusion regarding the fairness of the transaction.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today by adding the following paragraph as the penultimate paragraph under the heading “The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 89 of the Scheme Document:

The HTIL Independent Board Committee did not explicitly consider the premium/discount of the Cancellation Price over/(to) the average net asset value per share in comparable privatisation precedents in Hong Kong.  Such information was not considered by the HTIL Independent Board Committee on the basis that obtaining the data for a meaningful comparison would be impractical, if not impossible, given the emerging market nature of the HTIL Group’s remaining assets, the privatisation precedents consisting of companies at different, more mature, stages of development and the difficulty in obtaining information on comparable companies that remain largely unlisted.  Moreover, the HTIL Independent Board Committee considered the view of the Independent Financial Adviser that there was not a consistent pattern of relationship between book value and offer price in the Privatisation Precedents considered by the Independent Financial Adviser.  See “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee”.

9.                                      We note that page 18 of the Somerley presentation includes the “average” results line-item.  Please tell us why it has not been included here.

Somerley has advised HTIL that, although the Somerley presentation dated February 5, 2010 included two measures, “average” and “median,” Somerley decided while preparing its final opinion letter that setting out two differently measured “averages” may not provide additional material value to the HTIL shareholders but rather potentially be confusing or misleading.  Somerley believed “median” is an appropriate benchmark in analyzing the privatization precedents because “arithmetic mean” could be distorted by extreme values at either end of a distribution.  As “median” is a well-known and widely used average, Somerley selected this line-item for inclusion in its opinion letter.

10.                               Refer to second full paragraph on page 73.  Explain how Somerley concluded that “the Share Proposal, as regards premium over market price” can be “within the middle range of recent privatisation proposals.”  We note that that the 3-month and 6-month median results from Somerley’s analysis (46% and 38%) are significantly above the similar values for the current transaction (38% and 29%).

Somerley has confirmed to HTIL that the term “middle range” was intended to indicate the middle rank among the privatization precedents.  The Filing Persons note that Somerley considered twenty privatization transactions (including the Share Proposal) and determined that the premia of the Cancellation Price over the 3-month and 6-month average closing price of HTIL shares ranked 11th and 12th out of the twenty privatization cases, respectively.  “Median” has the connotation of the “middlemost” or “most central” value of a set of numbers, or 10-11 in the present case.  Somerley considered the ranking of the HTIL shares (11th and 12th in terms of premia among the twenty privatization proposals) to be within the middle band or range of the comparable transactions.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today to clarify the analysis performed by Somerley in reaching its conclusion by revising the ninth bullet point under the subheading “Discussion and Analysis” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 100 of the Scheme Document to add the following sentences at the end of the bullet point:

Somerley has advised that in reaching this conclusion it noted that the premia for the Share Proposal, as regards premium over market price, ranked 11th and 12th respectively among the 20 privatisation proposals considered by Somerley.  Somerley considered this ranking to be within the middle range of recent privatisation proposals in Hong Kong.

Part VII — US Special Factors

The Privatisation of HTIL, page 76

11.                               Please revise your discussion throughout this section to include full disclosure, including, but not limited to, all dates and attendant (by name) parties of each discussion, consideration, and meeting, whether in telephone or person.  Some examples, include, but are not limited to the following:

•                  Discussions during the past two years involving HWL and HTIL regarding the potential privatization of HTIL and/or the possible sale of individual HTIL businesses;

•                  Discussions with the representatives of Goldman Sachs prior to its appointment by HWL on January 4, 2010;

•                  Discussions with the representatives of Somerley prior to its appointment by the HTIL Independent Board Committee;

•                  The preliminary terms of the proposal and how the material terms changed during the course of negotiations;

•                  Discussions with the representatives of Asian Capital prior to its appointment on January 7, 2010 by the respective boards of directors of the Offeror and HWL;

•                  Evaluation of the fairness of a going private transaction by the HTIL Board and, separately, the HTIL Independent Board Committee; and

•                  Discussions by the HTIL Board and, separately, the HTIL Independent Board Committee of any alternatives to privatization.  If no alternatives were considered, please include disclosure explaining why.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Items 5 and 7 of the amendment to the Schedule 13E-3 being filed with the SEC today by replacing the existing text under the heading “The Privatisation of HTIL” in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” on pages 76 to 78 of the Scheme Document with the following:

The Privatisation of HTIL

In the ordinary course of managing its business, each of HWL and HTIL regularly reviews and evaluates its respective group business strategy and strategic alternatives.  Such reviews ultimately resulted in the dispositions of the HTIL Group’s businesses in India (in May 2007), in Hong Kong and Macau (in May 2009, through a spin-off), in Israel (in October 2009) and in Thailand (ongoing), as described in more detail elsewhere in this Scheme Document.  In the last two years, HWL and HTIL also from time to time received approaches from third parties regarding the potential sale of the HTIL Group’s remaining individual businesses or portions thereof, and have on occasion executed non-disclosure agreements with such third parties.

These approaches included:

•                  In August 2008, executive officers of HTIL received an approach from a third party through the introduction of an investment bank regarding the potential sale of HTIL’s operations in Indonesia, Vietnam and Sri Lanka.

•                  In December 2008, executive officers of HTIL received an approach from another third party regarding the potential sale of HTIL’s remaining operations with the exception of Thailand.

•                  In August 2009, executive officers of HTIL received an approach from another third party through the introduction of an investment bank regarding the potential sale of HTIL’s operations in Indonesia, Vietnam and Sri Lanka.

In each case, representatives of HTIL engaged in preliminary discussions and meetings with the third parties; however, HTIL did not engage in any meaningful negotiations related to these matters and as no concrete offer or proposal was put forward, none of these matters was presented to the HTIL Board for further consideration.

With respect to the HTIL Group’s Thailand business, as disclosed elsewhere in the Scheme Document, representatives of the HTIL Group have been in ongoing discussions with CAT Telecom Public Company Limited (“CAT”) regarding the divestment of all of the HTIL Group’s direct and indirect interests in the business and assets of its Thailand operations. The parties have entered into a Memorandum of Understanding (“MOU”) pursuant to which they agreed to negotiate exclusively until 14 May 2010 in good faith towards the signing of definitive agreements for such divestment as soon as possible. As at the Latest Practicable Date, these discussions were continuing. Based on the MOU and discussions to date, the proceeds of sale net of liabilities and commitments remaining with the seller are not expected to be material.

By late October 2009, following completion of the sale of the HTIL Group’s Israel business, HTIL had become a substantially smaller company than at the time of its IPO in 2004, and it no longer had the benefit of any businesses that generate positive cash flow, but at the same time, required substantial funds in order to develop its remaining group businesses.  At around the same time, from October to December 2009, the HWL Group undertook its annual group-wide (including the HTIL Group) budget preparation for 2010.  Whilst the potential privatisation of HTIL was not a focus of these budget discussions, individual senior members of HWL/HTIL management did receive approaches from investment banks during this period with various proposals for strategic or other corporate actions for their respective groups, and the proposition of a privatisation of HTIL as a concept was included amongst these proposals.  In order to attain a better understanding of some propositions that were put forward, including the potential privatisation of HTIL, individual senior members of HWL management discussed some preliminary conceptual and clarificatory issues with these investment banks and external legal counsel following such approaches.

In the morning of 4 January 2010, during a regular management review meeting amongst a small group of senior management of HWL, the possibility of privatising HTIL was raised.  Following discussions of the general outlines of a possible proposal, a representative of HWL approached representatives of HTIL regarding a possible general offer to HTIL’s shareholders and option holders and informed them that an announcement on the subject pursuant to the Takeovers Code may be imminent.  No terms of the proposal were communicated at this time, as HWL had not yet determined the terms of the proposal (or even whether to make any offer).

On 4 January 2010, in pursuit of its intention to make a proposal regarding a possible privatisation of HTIL, HWL also contacted representatives of Goldman Sachs and HWL’s outside legal counsel with respect to Hong Kong and US laws in order to discuss the potential privatisation.  On the same day, Goldman Sachs was appointed to act as financial adviser to the Offeror.  In the afternoon of 4 January 2010, representatives of Goldman Sachs gave a preliminary presentation to HWL and the Offeror that included standard preliminary financial analyses of certain information.  Due to time limitations, this preliminary presentation was prepared without consultation with HWL and the Offeror and was based on publicly available financial information regarding HTIL, as well as certain assumptions regarding the transaction structure that proved to be different from that contemplated by HWL and the Offeror.  Subsequent to the 4 January 2010 meeting, Goldman Sachs revised the preliminary presentation to reflect the transaction structure as confirmed by HWL and the Offeror, as well as updated draft financial information relating to the cash balance and an intercompany liability of HTIL as of 31 December 2009.  On 8 January 2010, Goldman Sachs provided the Offeror and HWL with the updated presentation, which included (1) an overview of the HTIL shareholding structure, (2) summaries and/or analyses of historical trading data for the HTIL Shares and HTIL ADSs, (3) financial analyses at various potential offer prices, (4) an analysis of selected precedent taking-private transactions in Hong Kong, and (5) summaries of research analysts’ recommendation, estimates and price targets for the HTIL Shares.  See “3.4.  Summary of Financial Analyses of Goldman Sachs” in this Part VII.

Upon receipt of HWL’s approach on 4 January 2010, HTIL contacted representatives of HTIL’s outside legal counsel with respect to Hong Kong and US laws in order to discuss the possible proposal from HWL regarding the potential privatisation of HTIL.

Following the approach from HWL and in anticipation of an imminent offer being made by the Offeror, HTIL began taking steps to ensure its compliance with its obligations under the Takeovers Code were an offer to be forthcoming.  Under the Takeovers Code, HTIL would be required to make an announcement regarding the proposed privatisation following the receipt from the Offeror of a firm intention to make an offer.  For this purpose, commencing in the afternoon of 4 January 2010 and continuing on a daily basis through 8 January 2010, the respective outside legal counsels of HWL, the Offeror and HTIL with respect to Hong Kong, Cayman Islands and US laws, as well as representatives of HWL, the Offeror, HTIL and Goldman Sachs, met or participated via conference call to discuss the procedural and substantive requirements of the proposed scheme of arrangement as a “going private” transaction under applicable Hong Kong, United States and Cayman Islands laws and regulations, drafts of a joint announcement setting forth the terms of the Share Proposal proposed by HWL and to consider other implications of the Proposals.

There were no negotiations during these meetings between HWL, the Offeror and HTIL regarding the pricing terms of the privatisation, which were determined solely by HWL and the Offeror.

On 5 January 2010, representatives of HWL, HTIL, Goldman Sachs and HTIL’s outside legal counsel met and/or participated via conference call with representatives of Somerley to discuss Somerley’s due diligence requirements as the potential independent financial adviser to HTIL in connection with the Proposals.

On 5 January 2010, a representative of HWL contacted representatives of Asian Capital to discuss the retention of Asian Capital (and its due diligence requirements) as the independent financial adviser to the Offeror and HWL for purposes of Rule 2.4 of the Takeovers Code.  (Rule 2.4 requires an independent financial adviser to issue an opinion in certain circumstances as to whether a proposed acquisition is in the interests of the shareholders of the acquiring company.)  On 6 and 7 January 2010, HWL supplied information requested by Asian Capital.

On 6 January 2010, the HTIL Board discussed the status of the initial approach from HWL relating to the proposal to privatise HTIL by way of the Scheme, established the HTIL Independent Board Committee to make a recommendation to the HTIL Independent Shareholders and the HTIL Optionholders in respect of the Proposals and approved (subject to changes as approved by a board committee comprising two of the three executive directors of HTIL) a draft of the joint announcement.  As is customary practice in privatisation proposals in Hong Kong initiated by controlling shareholders, the HTIL Board did not engage in negotiations with HWL or the Offeror regarding the terms of the Proposals which are matters for consideration by the HTIL Independent Shareholders and the HTIL Optionholders.

From 6 January 2010 to 15 January 2010, representatives of HTIL participated via conference call in a series of discussions with the SFC regarding the independence of the proposed members of the HTIL Independent Board Committee.  After these discussions were completed, HTIL announced on 15 January 2010 that the HTIL Independent Board Committee would consist of Mr. Kwan Kai Cheong and Mr. Kevin Westley, two independent non-executive HTIL Directors.

On 6 January 2010, representatives of HTIL and Somerley met at which meeting Somerley carried out preliminary due diligence relating to HTIL and the Proposals.

On 6 January 2010, a draft of the joint announcement was submitted to the SFC for comment, with a copy provided to the Stock Exchange, and further discussions were held among the respective outside legal counsels of HWL, the Offeror and HTIL.  The various sets of SFC comments were reflected in revised drafts of the joint announcement over the course of that day and the next day.  On 7 January 2010, the SFC confirmed that they had no further comments on the joint announcement.

On 7 January 2010, the respective boards of directors of the Offeror and HWL (1) authorised the Offeror to make the request for the HTIL Board to put forth the Share Proposal to the Scheme Shareholders on the terms set forth in the Announcement and (2) approved the publication of the Announcement.

On 7 January 2010, Asian Capital was formally appointed by the respective boards of directors of the Offeror and HWL as the independent financial adviser to the Offeror and HWL, and Asian Capital provided its oral advice to the Offeror and HWL that the proposed privatisation is in the interests of the respective shareholders of the Offeror and HWL.  On 21 January 2010, Asian Capital sent a letter to the boards of directors of the Offeror and HWL confirming in writing Asian Capital’s oral advice in relation to the Share Proposal, and a circular including Asian Capital’s letter and other relevant information was despatched to the shareholders of HWL on the same day.  See “3.5.  Asian Capital” in this Part VII.

On 8 January 2010, the Offeror sent a letter to the HTIL Board formally requesting the HTIL Board to put forward the Share Proposal to the Scheme Shareholders regarding the privatisation of HTIL by way of the Scheme, upon effectiveness of which the Scheme Shares (including all HTIL Shares underlying the HTIL ADSs) would be cancelled in exchange for HK$2.20 in cash for each Scheme Share, and the Announcement was issued on the same day.

Due to the potential fluctuations in the trading price of the HTIL Shares pending release of the Announcement regarding the Share Proposal, as stated in the Announcement, at the request of HTIL, trading in the HTIL Shares on the Stock Exchange was suspended from 2:30 p.m. (Hong Kong time) on 4 January 2010 and trading in the HTIL ADSs on the NYSE was halted by the NYSE from 9:32 a.m. (New York time) on 4 January 2010, pending the issue of the Announcement.  HTIL applied to the Stock Exchange for the resumption of trading in the HTIL Shares on the Stock Exchange with effect from 9:30 a.m. (Hong Kong time) on 8 January 2010 and requested the NYSE to resume trading in the HTIL ADSs on the NYSE with effect from 8 January 2010.

Commencing 12 January 2010, the respective legal counsels of HWL, the Offeror and HTIL, as well as representatives of Goldman Sachs, Somerley, HWL, the Offeror and HTIL, met and/or participated via conference call to further discuss the applicable legal and regulatory requirements of the Proposals as well as the preparation of this Scheme Document and other documentation to be sent to HTIL Shareholders, HTIL Optionholders and HTIL ADS Holders.

On 15 January 2010, the HTIL Independent Board Committee formally approved the engagement of Somerley as the independent financial adviser to the HTIL Independent Board Committee in connection with the Proposals, based on Somerley’s qualifications, expertise and reputation, including its experience with similar transactions and its knowledge of the relevant industry.

On 25 January 2010, representatives of HTIL and Somerley met at which meeting Somerley carried out further due diligence relating to HTIL and the Proposals.

On 5 February 2010, the HTIL Independent Board Committee and Somerley met and/or participated via conference call to discuss Somerley’s proposed approach to evaluating the fairness of the Proposals and the methodologies Somerley would utilise in such evaluation.  During this meeting, Somerley provided the HTIL Independent Board Committee with a presentation of its financial analyses underlying its evaluation.

Commencing on 6 February 2010, executive officers and directors of HTIL provided representatives of Somerley with comments and suggestions relating to Somerley’s presentation and the preparation of Somerley’s report and opinion.

On 4 March 2010, the HTIL Independent Board Committee and representatives of HTIL met and/or participated via conference call to discuss the procedures and process to be followed by the HTIL Independent Board Committee in reaching the determination that would be reflected in its letter to the HTIL Independent Shareholders (including HTIL ADS Holders) and the HTIL Optionholders.

On 5 March 2010, executive officers and representatives of HTIL met and/or participated via conference call with representatives of Somerley to update Somerley on the financial statements of HTIL.

On 10 March 2010, after discussion and review of the final draft of the Independent Financial Adviser’s letter to the HTIL Independent Board Committee, the HTIL Independent Board Committee unanimously determined the Cancellation Price to be fair and reasonable to the HTIL Independent Shareholders (including the HTIL ADS Holders) and the Option Proposal Price to be fair and reasonable to the HTIL Optionholders and to recommend that the HTIL Independent Shareholders (including the HTIL ADS Holders) vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to, among other matters, approve the capital reduction arising as a result of the Scheme and a resolution to, among other things, restore the issued share capital of HTIL immediately following the Scheme at the EGM and recommend the HTIL Optionholders to accept the Option Proposal if they have not exercised their Outstanding HTIL Share Options in accordance with the HTIL Share Option Scheme.  The recommendation of the HTIL Independent Board Committee is set out in its letter dated 15 March 2010.  See “Part V — Letter from the HTIL Independent Board Committee”.

On 15 March 2010, Somerley issued its opinion letter to the HTIL Independent Board Committee.  See “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee”.

12.                               Please disclose the duties, authority and responsibilities of the HTIL Independent Board Committee.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today to specifically identify the duties, authority and responsibilities of the HTIL Independent Board Committee by inserting the following paragraph immediately prior to the first paragraph under the heading

“The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 86 of the Scheme Document as follows:

The duties, authority and responsibilities of the HTIL Independent Board Committee in the context of the privatisation correspond to those provided in the Takeovers Code. Rule 2.1 of the Takeovers Code provides that upon a board receiving an offer, or being approached with a view to an offer being made, it must, in the interests of shareholders, establish an independent committee of the board to make a recommendation to shareholders (1) as to whether the offer is, or is not, fair and reasonable and (2) as to acceptance or voting. Rule 2.8 of the Takeovers Code provides that the members of such an independent committee of the board must comprise all non-executive directors of the board of the company who have no direct or indirect interest in the offer or the possible offer that is under consideration.

13.                               Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  For instance, we note the reference to the preliminary presentation given by Goldman Sachs on January 4, 2010; however, you have only filed as an exhibit the Goldman Sachs presentation from January 8, 2010.  File any written materials, such as any board books, as exhibits to the Schedule l3E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.  Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries, or outlines.

As noted in the revised disclosure in response to comment 11, representatives of Goldman Sachs gave a preliminary presentation in the afternoon of January 4, 2010 that included standard preliminary financial analyses of certain information.  However, due to time limitations, this preliminary presentation was prepared without consultation with HWL and the Offeror and was based on publicly available financial information regarding HTIL, as well as certain assumptions regarding the transaction structure that proved to be different from that contemplated by HWL and the Offeror.  Subsequent to the January 4 meeting, Goldman Sachs revised the preliminary presentation to reflect the transaction structure as confirmed by HWL and the Offeror, as well as updated draft financial information relating to the cash balance and an intercompany liability of HTIL as of December 31, 2009.  (This financial information was made public in the announcement by the Filing Persons issued on 8 January 2010.)  The updated presentation was provided by Goldman Sachs to the Offeror and HWL on January 8, 2010.  Only the updated January 8 Goldman Sachs presentation was referenced in the Schedule 13E-3 under Item 9 and filed as Exhibit (c)(4) to the Schedule 13E-3 because, as noted in the original disclosure on page 107 of the Scheme Document and the revised disclosure in the amendment to the Schedule 13E-3 being filed with the SEC today, the January 4 presentation was a preliminary version of the January 8 presentation, and was updated, corrected and superseded by the later presentation.  The information contained in the January 4, 2010 presentation either was updated and included in the January 8, 2010 presentation or was excluded from such presentation because the information was outdated or irrelevant to the Share Proposal.  Neither HWL nor the Offeror relied on the preliminary presentation with respect to the preparation of the Proposals.

HWL and the Offeror respectfully submit that the January 4 presentation should not be filed as an exhibit to the Schedule 13E-3 because the January 8 presentation contains all material information that was relied upon by the management of HWL or of the Offeror with respect to the Share Proposal.  Moreover, HWL and the Offeror submit that filing the January 4 presentation may cause confusion among HTIL shareholders and HTIL ADS holders since the presentation includes information regarding an assumed transaction structure that does not correctly describe the transaction structure proposed by the Offeror and HWL.

3.  Fairness, page 81

3.1  The Offeror and HWL, page 81

14.                               With respect to the second full bullet point on page 83, please explain why these filing persons appear to believe that the consolidated net tangible asset value per HTIL share premium can support their fairness determination despite the discount obtained in analyzing the consolidated net asset value per HTIL share.

The consolidated net tangible asset value per HTIL Share excludes goodwill and other intangible assets.  HWL and the Offeror believe that the consolidated net tangible asset value per HTIL Share is a better measurement of value than the consolidated net asset value per HTIL Share because goodwill is difficult to value and that most investors will discount goodwill by some significant percentage or perhaps value it at zero.  Accordingly, HWL and the Offeror believe it is proper to include the fact that the Cancellation Price represents a premium of approximately 13.4% over the net tangible asset value per HTIL Share as at December 31, 2009 as one of the several factors to support their belief that the Share Proposal is both substantively and procedurally fair to the unaffiliated security holders (including without limitation the HTIL ADS Holders).  The relative value of the Cancellation Price to consolidated net asset value per share is disclosed, but HWL and the Offeror do not believe that measure precludes looking at the other.

15.                               Please revise the last bullet point on page 83 to explain how the facts described support a determination that the going private transaction is fair to HTIL’s unaffiliated security holders.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today by replacing the last sentence of the last bullet point in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.1  The Offeror and HWL” on page 83 of the Scheme Document with the following:

Accordingly, HWL and the Offeror anticipate that there will be no surplus cash available for dividends in the capital intensive investment phase and HTIL will be unable to declare any dividends.  As discussed above, the fact that the consideration to be paid to the Scheme Shareholders as at the Record Date will be entirely in cash permits shareholders to realize fair value, in cash, immediately for their investment and provides certainty of value, which might not continue to be available in the absence of the Share Proposal.

16.                               We note that neither the Offeror nor HWL considered the going concern value of HTIL.  Please explain supplementally how your disclosure complies with Item 1014(b) of Regulation M-A and Instruction 2 therefor.  Also explain supplementally whether the analyses conducted by the parties’ financial advisor address HTIL’s going concern value and what consideration of that analysis was effected by the filing persons.  Please apply this comment to similar disclosure appearing on page 89.

As noted on pages 84 and 89 of the Scheme Document, while the Offeror and HWL, and HTIL, respectively, did not explicitly consider the “going concern” value of HTIL, they did implicitly consider such “going concern” value by taking into account HTIL’s current and anticipated business, financial condition, results of operations and prospects, expectations of profitability, and other forward-looking matters, including the likely negative cash flow and absence of cash available for dividends.  HTIL’s “going concern” value was not addressed, as such, in the analyses performed by Goldman Sachs for the Offeror.  The Filing Persons understand that it is the view of the SEC as expressed in Instruction 2 that the relative value of the transaction consideration to “going concern” value “normally” will be included in the factors to be considered; however, the Filing Persons concur with the SEC that these factors vary from transaction to transaction.  In the circumstances of a company such as HTIL with likely negative cash flow and no independent calculation of “going concern” value, the Filing Persons respectfully submit that they were not obligated to create an analysis of this relative value for purposes of their determination.

3.2  HTIL, page 85

17.                               The HTIL Independent Board Committee is not a filing person on Schedule 13E-3.  Revise to include a procedural and substantive fairness determination produced by HTIL.  See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

As noted in the response to comment 12 above, in accordance with Rule 2.1 of the Takeovers Code, the HTIL Independent Board Committee was established for the purpose of evaluating and making, on behalf of HTIL, a recommendation to the HTIL Independent Shareholders on the Proposals.  The HTIL Independent Board Committee, being a sub-committee of the HTIL Board, comprises non-executive directors of HTIL who have no direct or indirect interest in the Proposals.  As required by the Takeovers Code, it is the duty of the HTIL Board through the HTIL Independent Board Committee, and on behalf of HTIL, to among other things, make recommendations on the Proposals in particular as to (a) whether the Proposals are fair and reasonable and (b) as to acceptance or voting.

As a result of the delegation by the HTIL Board, any determination of the HTIL Independent Board Committee on matters which the HTIL Board is required to address under the Takeovers Code can therefore be taken as having been adopted by the HTIL Board as its own determination.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today to clarify the procedural and substantive fairness determination produced by HTIL by replacing the existing language in the paragraph under the heading “The HTIL Board” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 86 of the Scheme Document with the following:

The HTIL Board presented to the HTIL Shareholders (including the HTIL ADS Holders) and the HTIL Optionholders the recommendations of the HTIL Independent Board Committee.  By virtue of the HTIL Independent Board Committee having been formed for the purpose of exercising the powers and performing the responsibilities of the HTIL Board with respect to the Proposals, the HTIL Independent Board Committee’s analysis and conclusions in making its recommendation to the HTIL Shareholders (including the HTIL ADS Holders) and the HTIL Optionholders are thereby the analysis and conclusions of the HTIL Board and can therefore be taken as having been adopted by the HTIL Board.  The HTIL Board did not independently verify the factors considered by the HTIL Independent Board Committee.

The HTIL Independent Board Committee, page 86

18.                               Refer to our preceding comment.  We note that the independent board committee considered the financial advisor’s opinion regarding the fairness of the transaction.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today to clarify that the HTIL Independent Board Committee adopted the analysis and conclusions contained in Somerley’s opinion letter in its consideration of the fairness of the proposed privatization by inserting the following paragraph after the second paragraph under the heading “The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 86 of the Scheme Document:

The HTIL Independent Board Committee did not independently verify the factors considered by the Independent Financial Adviser. Instead, the HTIL Independent Board Committee adopted the analysis of the Independent Financial Adviser and its conclusions, in addition to the factors independently considered by the HTIL Independent Board Committee as discussed below, in making its recommendation to the HTIL Independent Shareholders (including the HTIL ADS Holders) and the HTIL Optionholders.

19.                               Refer to paragraph 4 on page 88.  Please revise your disclosure to describe in more detail the matters considered by the independent board committee instead of simply listing them.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today by replacing the existing language in bullet point number 4 under the heading “The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 88 of the Scheme Document with the following:

4.                                       The HTIL Independent Board Committee took into account the current and historical financial condition and results of operations of HTIL, including that it no longer has the benefit of cash flow generative businesses, as well as the prospects and strategic objectives of HTIL, including the risks involved in achieving those prospects and objectives such as ongoing significant capital investment requirements, and the current and expected conditions in the general economy and in the sectors in which HTIL operates or has interests and the improbability of strategic alternatives to the Proposals given HWL’s and the Offeror’s percentage of ownership of HTIL and the fact that no third parties have approached HWL or HTIL with possible competing offers or strategic alternatives following the announcement of the Proposals.

20.                               In the penultimate paragraph on page 89, please explain why the HTIL Independent Board Committee did not consider the liquidation of HTIL’s assets to be a viable course of action.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today to further explain why the HTIL Independent Board Committee did not consider the liquidation of HTIL’s assets to be a viable course of action by replacing the existing language in the penultimate paragraph under the heading “The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 89 of the Scheme Document with the following:

The HTIL Independent Board Committee did not consider the liquidation of HTIL’s assets to be a viable course of action because liquidation would require either distributing unlisted shares in specie to HTIL shareholders or conducting a sale process and then distributing proceeds.  The HTIL Independent Board Committee noted that HTIL’s remaining assets are currently loss-making and in need of significant capital investment, which implies that HTIL’s current liquidation value would be limited.  Moreover, HTIL has confirmed that no third parties have approached HWL or HTIL with possible competing offers or strategic alternatives following the announcement of the Proposals.

Summary of Report and Opinion of the Independent Financial Adviser, page 90

21.                               Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to Somerley, Goldman Sachs and Asian Capital.  Your statement that each received a “customary fee” is not sufficient; instead, you must quantify the fee for the services related to the going private transaction and describe the relationship, if any, during the past two years among the persons included in the referenced Item above.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 9 of the amendment to the Schedule 13E-3 being filed with the SEC today by replacing the existing language of the first two paragraphs under the heading “Summary of Report and Opinion of the Independent Financial Adviser” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 90 of the Scheme Document with the following:

Under an engagement letter, dated 15 January 2010, Somerley was retained to advise the HTIL Independent Board Committee as to whether the terms and conditions of the Proposals, and, more particularly, the Cancellation Price and the Option Proposal Price, are fair and reasonable to the HTIL Independent Shareholders and HTIL Optionholders, respectively.  The HTIL Independent Board Committee has agreed that Somerley be paid a fee of US$150,000 for its services as an independent financial adviser regarding the Proposals and be reimbursed for its reasonable out-of-pocket expenses as set forth in such engagement letter. HTIL has agreed to indemnify Somerley and related persons against certain liabilities arising out of or in connection with Somerley’s engagement and subject to the limitations set forth under such engagement letter.

The decision to engage Somerley to advise the HTIL Independent Board Committee was based on its qualifications, expertise and reputation. Somerley is a corporation licensed under the SFO to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO.  Somerley is a specialist financial services company based in Hong Kong and, as part of its business, regularly engages in analyzing businesses and securities in connection with mergers and acquisitions, equity capital markets, corporate and other purposes.  In the past two years, Somerley has been engaged by HTIL and/or parties affiliated with HTIL (including members of the HWL Group), principally to act as independent financial adviser, on a number of occasions in connected transactions and has received customary fees in connection with these services.

HWL and the Offeror respectfully submit that the amount of the customary fee to be paid to Goldman Sachs is not material in view of Goldman’s role as financial adviser to the Offeror and HWL rather than to HTIL or HTIL’s unaffiliated security holders.  Moreover, Goldman Sachs has not delivered any opinion with respect to the fairness of the Share Proposal.

HWL and the Offeror further submit that the amount of the customary fee to be paid to Asian Capital is not material in view of Asian Capital’s limited role as financial adviser to the Offeror and HWL for the sole purpose of rendering an opinion to the respective boards of directors of the Offeror and HWL, as required by Rule 2.4 of the Takeovers Code, as to whether the Share Proposal is in the interests of the respective shareholders of the Offeror and HWL, rather than rendering an opinion as to whether the Share Proposal is in the interests of the unaffiliated security holders of HTIL.

22.                               We note the subsection heading “Summary of Certain Financial Analysis Conducted by Somerley” on page 92. Please revise to include all material analyses.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today by replacing the existing language in the subsection heading under the heading “Summary of Report and Opinion of the Independent Financial Adviser” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 92 of the Scheme Document with the following:

Summary of Material Financial Analyses Conducted by Somerley

3.4  Summary of Financial Analyses of Goldman Sachs, page 107

23.                               Please revise to disclose the data underlying the results of the Premiums Paid Analysis appearing on page 111.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 9 of the amendment to the Schedule 13E-3 being filed with the SEC today by replacing the existing table under the heading “Premium Paid Analysis” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.4  Summary of Financial Analyses of Goldman Sachs” on page 111 of the Scheme Document with the following table:

			Premium/(Discount)
Date Announced	Target Name	Acquirer Name	1 day prior to announcement	1 month prior to announcement

June 2009	Oriental Press Group Limited	Ever Holdings Limited	16%	25%

December 2008	Shaw Brothers (Hong Kong) Limited	Shaw Holdings Inc.	64%	67%

April 2008	Goldbond Group Holdings Limited	Allied Luck Trading Limited	33%	21%

February 2008	Mirabell International Holdings Limited	Belle International Holdings Limited	15%	20%

December 2007	BALtrans Holdings Limited	Toll (BVI) Limited	41%	69%

December 2007	SCMP Group Limited	Kerry Group plc	10%	22%

June 2007	Chia Hsin Cement Greater China Holding Corporation	TCC International Holdings Limited	26%	81%

March 2007	TOM Online Inc.	TOM Group Limited	33%	14%

March 2007	Pacific Century Insurance Holdings Limited	Fortis Insurance Company (Asia) Limited	44%	70%

November 2006	Saint Honore Holdings Limited	Convenience Retail Asia Limited	45%	61%

August 2006	Senyuan International Holdings Limited	Eaton Corp Oration	13%	26%

July 2006	Radica Games Limited	Mattel Inc.	12%	8%

July 2006	China Paradise Electronics Retail Limited	GOME Electrical Appliances Holdings Limited	10%	20%

May 2006	CSMC Technology Corporation	China Resources Logic Limited	4%	11%

March 2006	Asia Aluminum Holdings Limited	AA Investments Company Limited	54%	90%

November 2005	Superdata Software Holdings Limited	Profit Eagle Limited	4%	3%

October 2005	China Resources Peoples	China Mobile (HK) Limited	16%	67%

	Telephone Company Limited

June 2005	Sunday Communications Limited	PCCW Limited	23%	44%

October 2004	Elec & Eltek International Holdings Limited	Kingboard Chemical Holdings Limited	25%	19%

June 2004	Harbin Brewery Group Limited	Anheuser-Busch Companies Inc.	9%	81%

September 2003	International Bank of Asia Limited	Fubon Financial Holding Company Limited	7%	23%

4.6  No Appraisal Rights; Court Approval, page 116

24.                               Please revise to include appraisal disclosure related to the HTIL ADS Holders.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 4 of the amendment to the Schedule 13E-3 being filed with the SEC today by adding the following sentences after the last sentence of the first paragraph in Part VII of the Scheme Document under the caption “US Special Factors — 4.  Effects of the Proposals — 4.6  No Appraisal Rights; Court Approval” on page 116 of the Scheme Document:

HTIL ADS Holders do not have appraisal rights in connection with the Scheme under the Companies Law.  HTIL ADS Holders who give voting instructions to the HTIL ADS Depositary in a timely manner have the right to appear at the court hearing of the petition to sanction the Scheme.

5.  Source and Amount of Funds or Other Consideration, page 119

25.                               Please revise to express the amounts in this section in US dollars.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 10 of the amendment to the Schedule 13E-3 being filed with the SEC today as follows:

By replacing the existing language of the first paragraph in Part VII of the Scheme Document under the caption “US Special Factors — 5.  Source and Amount of Funds or Other Consideration — 5.1  Source of Funds” on page 119 of the Scheme Document with the following:

On the assumption that no Outstanding HTIL Share Options are exercised before the Record Date and none of the holders of Outstanding HTIL Share Options accept the Option Proposal, the amount of cash required for the Proposals would be approximately HK$4,199 million (approximately US$541 million).  On the assumption that all Outstanding HTIL Share Options are exercised before the Record Date, the amount of cash required for the Proposals would be approximately HK$4,227 million (approximately US$545 million).  On the assumption that no Outstanding HTIL Share Options are exercised before the Record Date and all holders of Outstanding HTIL Share Options accept the Option Proposal, the amount of cash required for the Proposals would be approximately HK$4,207 million (approximately US$542 million).  The US dollar amounts are calculated on the basis of the exchange rate (being US$1.00 to HK$7.7593) reported by Bloomberg as at 12:00 noon in Hong Kong on the Latest Practicable Date.

Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only.

By replacing the existing language of the second paragraph in Part VII of the Scheme Document under the caption “US Special Factors — 5.  Source and Amount of Funds or Other Consideration — 5.2  Expenses” on page 120 of the Scheme Document with the following:

The estimated aggregate expenses of the Offeror, HWL and HTIL in connection with the Proposals are as follows:

	HK$		*US$
Accounting fees	900,000		115,990
Filing fees	450,000		57,995
Financial adviser fees and expenses	17,000,000		2,190,919
Legal fees and expenses	17,000,000		2,190,919
Printing and mailing expenses	550,000		70,883
Others	4,100,000		528,398

Total	HK$	40,000,000	US$	5,155,104

*US dollar amounts are calculated on the basis of the exchange rate (being US$1.00 to HK$7.7593) reported by Bloomberg as at 12:00 noon in Hong Kong on the Latest Practicable Date.  Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only.

Part VIII — Explanatory Memorandum

9.  Option Proposal, page 137

26.                               The background of the option proposal is unclear.  Please tell us supplementally, with a view toward revised disclosure, the origins of this proposal, the parties involved in determining its structure and terms and the purpose of the proposal.  Note that while Goldman Sachs appears to be the nominal bidder, it is possible that HTIL is also a bidder and thus a Schedule TO would need to be filed.  Thus, please provide us with your detailed legal analysis of why you believe any of the 13E-3 filing persons is a bidder in the option proposal.  For guidance, refer to Rule 13e-4 and the factors listed in Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

Under the terms of the HTIL share option scheme, any HTIL share options that remain outstanding at the time of the HTIL privatization will lapse if the options are not duly exercised.  In connection with the proposal to privatize HTIL, in order to avoid having holders of such options forfeit the value inherent in options that are not exercised (or forcing such holders to exercise), the Takeovers Code requires the Offeror to make an appropriate offer or proposal to the holders of outstanding share options to safeguard their interests.  This requirement is being satisfied in the proposed privatization in a customary manner in Hong Kong.

Holders of outstanding share options are receiving disclosure about the impact of the proposed privatization on their options and are being offered by the Offeror consideration in an amount equal to the “see-through” price of the outstanding share options, being the amount by which the price per scheme share offered in the privatization exceeds the exercise price of the outstanding share options, if the holder will agree to cancel the outstanding share options.  Accordingly, the proposal relating to the cancellation of the outstanding share options (the “Option Proposal”) is not an offer to acquire any options, or any securities underlying the options.  Share options are in fact not transferable or assignable under the terms of the HTIL share option scheme.  The outstanding share options will never be acquired by the Offeror, and the HTIL shares underlying the outstanding share options that are cancelled also will never be acquired in the Scheme (as such HTIL shares will never be issued).  The Filing Persons respectfully submit that the Option Proposal does not constitute an offer to acquire the outstanding share options at all, and should not be construed as a tender offer.

HTIL supplementally advises the Staff that there are outstanding share options with respect to only 12,566,666 HTIL shares, representing less than 0.26% of the HTIL share capital, and that these options are held by a total of only 11 individuals, none of whom is a resident or citizen of the United States.  Accordingly, even if the Option Proposal were to be construed as a tender offer, Tier I would apply and the application of the US tender offer rules would be limited significantly and, in particular, no Schedule TO would be required.

Finally, in accordance with Hong Kong practice and securities law requirements in Hong Kong, Goldman Sachs, in its capacity as financial advisor to the Offeror, is making the Option Proposal on behalf of the Offeror.  The Offeror is a wholly-owned subsidiary of HWL (not HTIL).  As with the proposed privatization itself, the terms of the Option Proposal were determined unilaterally by the Offeror and HWL.  HTIL played no substantive role in initiating, structuring or negotiating the Option Proposal, and does not control the terms of the offer.  HTIL also has no role in providing financing for the Option Proposal; all funds required to pay holders of outstanding share options who accept the Option Proposal will be supplied by the Offeror, and funded from internal sources of the HWL group (other than the HTIL group).  The Offeror was not formed by, and is not controlled by, HTIL.  Thus, the Filing Persons respectfully submit that HTIL should not be deemed to be making the Option Proposal to holders of outstanding share options or to be a bidder within the meaning of Rule 13e-4.

If you have any questions or require any further information with respect to the Schedule 13E-3, please feel free to contact us.

Very truly yours,

/s/ David W. Hirsch		/s/ Calvin C. Lai
David W. Hirsch		Calvin C. Lai
Cleary Gottlieb Steen & Hamilton LLP		Freshfields Bruckhaus Deringer

cc:	Daniel Duchovny
Jay Knight
U.S. Securities and Exchange Commission

Christopher John Foll
Hutchison Telecommunications International Limited

Susan Chow
Hutchison Whampoa Limited
Hutchison Telecommunications Holdings Limited

Enclosure

CERTIFICATE OF ACKNOWLEDGEMENTS

In connection with responding to comments from the staff of the United States Securities and Exchange Commission (the “Commission”) on the Transaction Statement on Schedule 13E-3 filed by the undersigned filing persons, each of the undersigned filing persons, severally and not jointly, hereby acknowledges that:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This certificate may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has caused this certificate to be executed on this 20th day of April, 2010.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher John Foll
Name:	Christopher John Foll
Title:	Executive Director and Chief Financial Officer

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Deputy Group Managing Director